SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

LEVITT CORPORATION

(Exact name of registrant as specified in its charter)

Florida	11-3675068

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1750 E. Sunrise Boulevard Fort Lauderdale, Florida	33304

(Address of Registrant’s principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Class A Common Stock, par value $0.01 per share	New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

     Securities Act registration statement file numbers to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Introductory Note

     BankAtlantic Bancorp, Inc. (“BankAtlantic Bancorp”) currently owns 100% of the issued and outstanding capital stock of Levitt Corporation (the “Registrant”). BankAtlantic Bancorp has declared a dividend (the “Spin-off”) of all of the issued and outstanding capital stock of the Registrant to the shareholders of BankAtlantic Bancorp. The Registrant is currently required to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). BankAtlantic Bancorp’s outstanding shares include shares of Class A Common Stock which are registered pursuant to Section 12(b) of the Exchange Act. The result of the transaction will be that the Registrant will no longer be a wholly owned subsidiary of BankAtlantic Bancorp but will be held by the shareholders of BankAtlantic Bancorp on the same pro rata basis as they currently hold BankAtlantic Bancorp shares. As a consequence, BFC Financial Corporation (“BFC”), which currently controls BankAtlantic Bancorp by virtue of its 15.5% ownership of BankAtlantic Bancorp’s Class A Common Stock and 100% ownership of BankAtlantic Bancorp’s Class B Common Stock, will upon consummation of the transaction own the same percentages of the Registrant’s outstanding classes of common stock.

Item 1. Description of Registrant’s Securities to be Registered.

     Prior to consummation of the Spin-off and distribution of the Registrant’s shares to shareholders of BankAtlantic Bancorp, the Registrant will file its Amended and Restated Articles (the “Articles of Incorporation”) with the Florida Department of State. The following summary describes the material terms of the common stock of the Registrant as provided by the Registrant’s Articles of Incorporation and Bylaws and Florida law. For the complete terms of the Registrant’s common stock you should read the more detailed provisions of the Registrant’s form of Articles of Incorporation and the Registrant’s Amended and Restated Bylaws, which are filed as Exhibits 2.1 and 2.2 hereof, respectively.

     The Registrant’s authorized capital stock will consist of 50,000,000 shares of Class A Common Stock, par value $.01 per share, 10,000,000 shares of Class B Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. Immediately after the Spin-off, approximately 13,558,036 shares of the Registrant’s Class A Common Stock will be issued and outstanding, BFC will hold 1,219,031 shares of the Registrant’s Class B Common Stock, constituting all of the issued and outstanding shares of that class, and no shares of preferred stock will be issued and outstanding.

Voting Rights

     Except as provided by law or as specifically provided in the Registrant’s Articles of Incorporation, holders of Class A Common Stock and Class B Common Stock will vote as a single group. Each share of Class A Common Stock will be entitled to one vote, and the Class A Common Stock will represent in the aggregate 53% of the total voting power of the Class A Common Stock and Class B Common Stock. Each share of Class B Common Stock will be entitled to the number of votes per share which will represent in the aggregate 47% of the total voting power of the Class A Common Stock and Class B Common Stock. The fixed voting percentages will be eliminated, and

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shares of Class B Common Stock will be entitled to only one vote per share, from and after the date that BFC or its affiliates no longer own in the aggregate at least 600,000 shares of Class B Common Stock (which amount is approximately 50% of the number of shares that BFC will hold immediately after the Spin-off).

     Under Florida law, holders of Class A Common Stock will be entitled to vote as a separate voting group, and will therefore have an effective veto power, on amendments to the Registrant’s Articles of Incorporation that would:

•	effect an exchange or reclassification of all or part of the shares of Class A Common Stock into shares of another class of stock;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or a part of the shares of Class A Common Stock;

•	change all or a portion of the shares of Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of Class A Common Stock; or

•	increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of Class A Common Stock.

     Under Florida Law, holders of Class B Common Stock will be entitled to vote as a separate voting group, and will therefore have effective veto power, on amendments to the Registrant’s Articles of Incorporation that would affect the rights of the Class B Common Stock in substantially the same manner as described above.

     Further, under Florida law, holders of Class A Common Stock and Class B Common Stock will be entitled to vote as a separate voting group on any plan of merger or plan of share exchange that contains a provision which, if included in a proposed amendment to the Articles of Incorporation, would require their vote as a separate voting group.

     In addition to the rights afforded to the Registrant’s shareholders under Florida law, the Registrant’s Articles of Incorporation provide that the approval of the holders of Class B Common Stock voting as a separate voting group will be required before any of the following actions may be taken:

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•	the issuance of any additional shares of Class B Common Stock, other than a stock dividend issued to holders of Class B Common Stock,

•	the reduction of the number of outstanding shares of Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to the Registrant), or

•	any amendments of the capital stock provisions of the Registrant’s Articles of Incorporation.

     The Registrant’s board of directors is classified into three classes with staggered terms of three years. Cumulative voting is not provided for in the Registrant’s Articles of Incorporation, which means that the holders of shares of common stock representing a majority of the votes cast can elect all of the directors then standing for election.

Convertibility of Class B Common Stock into Class A Common Stock; Ownership Restrictions on Class B Common Stock

     Holders of Class B Common Stock will possess the right, at any time, to convert any or all of their shares into shares of Class A Common Stock on a share-for-share basis. Only BFC or its affiliates may hold Class B Common Stock, and, accordingly, sales of Class B Common Stock to unaffiliated parties would result in the conversion of those shares to Class A Common Stock. However, the sale of BFC or any other change in control of BFC would not result in the conversion of the shares of Class B Common Stock held by BFC into shares of Class A Common Stock.

Dividends and Other Distributions; Liquidation Rights

     Holders of Class A Common Stock and Class B Common Stock will be entitled to receive cash dividends, when and as declared by the Board of Directors out of legally available assets. Any distribution per share with respect to Class A Common Stock will be identical to the distribution per share with respect to Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of the Board of Directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

     Upon any liquidation, the assets legally available for distribution to shareholders will be distributed ratably among the holders of Class A Common Stock and Class B Common Stock.

Item 2.	Exhibits.

2.1	Form of Amended and Restated Articles of Incorporation of the Registrant.

2.2	Amended and Restated Bylaws of the Registrant.

2.3	Form of Class A Common Stock Certificate.

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SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LEVITT CORPORATION

By: /s/ Glen R. Gilbert

Name: Glen R. Gilbert

Title: Executive Vice President and Chief Financial Officer

Date: December 11, 2003

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